SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Rio Tinto plc (Translation of registrant’s name into English) 6 St James's Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	Rio Tinto Limited (Translation of registrant’s name into English) 55 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)		Rio Tinto Limited (Registrant)

By	/s/ A V Lawless	By	/s/ A V Lawless

Name Title	A V Lawless Secretary	Name Title	A V Lawless Assistant Secretary

Date	3 February 2003	Date	3 February 2003

EXHIBITS

Ex 99.1	22 January 2003	Production report:
Rio Tinto Quarterly Production Report for the quarter ending 31 December 2002

Ex 99.2	28 January 2003	Appointment of director:
Rio Tinto Board changes

Ex 99.3	30 January 2003	2002 Annual results:
Rio Tinto achieves a creditable result and record cash flow